May 7, 2026

Avraham Dreyfuss
Chief Financial Officer
FORTRESS CREDIT REALTY INCOME TRUST
1345 Avenue of the Americas
New York, NY. 10105

       Re: FORTRESS CREDIT REALTY INCOME TRUST
           Form 10-K for the year ended December 31, 2025
           Filed on March 24, 2026
           File No. 000-56685
Dear Avraham Dreyfuss:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction